

02006478

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51163



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MERCURY EQUITY GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue - Suite 1100
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey W. Meshel, President — (212) 661-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name — *if individual, state last, first, middle name*)

One Jericho Plaza	Jericho	NY	11753
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Meshel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mercury Equity Group, LLC, as of

December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

SYLVIA ROSA
Notary Public, State of New York
NO: 01RO6025580
Qualified in Kings County
Commission Expires June 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 2 8 2002

MERCURY EQUITY GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

MERCURY EQUITY GROUP, LLC

INDEX
DECEMBER 31, 2001


SM
BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
Mercury Equity Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Equity Group, LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Equity Group, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with auditing principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP

Certified Public Accountants

Jericho, New York
February 4, 2002

Berdon LLP
CPAs and Advisors

A member of Horwath International


Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

MERCURY EQUITY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	31,770
Prepaid expenses		625
TOTAL CURRENT ASSETS		32,395
OTHER ASSETS:		
Investment in warrants (Notes 2(c) and 5)		-
TOTAL ASSETS	$	32,395

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	4,000
MEMBERS' EQUITY:		
Members' equity (Exhibit C)		28,395
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	32,395

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME:		
Fee income		$ 90,000
GENERAL AND ADMINISTRATIVE EXPENSES:		
Office expense	$ 114	
Professional fees	26,800	
Registration costs	1,437	
Seminars	162	
Filing fees	325	
Bad debts (Note 6)	42,000	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		70,838
		19,162
OTHER INCOME:		
Interest income		104
NET INCOME		$ 19,266

The accompanying notes are an integral part of this statement.

EXHIBIT C

MERCURY EQUITY GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001	$	9,129
NET INCOME		19,266
BALANCE - DECEMBER 31, 2001	$	28,395

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 19,266
Changes in assets and liabilities:	
Increase in accounts payable and accrued expenses	1,500
NET CASH PROVIDED BY OPERATING ACTIVITIES	20,766
CASH - JANUARY 1, 2001	11,004
CASH - DECEMBER 31, 2001	$ 31,770

The accompanying notes are an integral part of this statement.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

Mercury Equity Group, LLC (the Company) was formed as a limited liability company under the laws of New York State on September 3, 1998.

The Company is a registered broker dealer under the Security Exchange Act of 1934. The Company is also a member of the National Association of Security Dealers, Inc. as of March 2, 2000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Income Taxes

The Company is a limited liability company and therefore no provision for federal and state income taxes is required since the members report their proportionate share of the Company's taxable income or loss on their respective income tax returns.

(b) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Investment in Warrants

Investment in warrants is stated at market value as determined by management.

NOTE 3 - OPEN TRANSACTIONS

As of December 31, 2001 the Company did not have any open transactions with respect to its activities as a securities broker dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2001 the Company had a net capital and net capital requirements, as reflected on the accompanying supplementary schedule of computation of net capital of $27,770 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is .14 to 1 at December 31, 2001.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INVESTMENT IN WARRANTS

The Company's investment in warrants is not readily marketable and has been estimated to have no value at December 31, 2001.

The cost and fair value of warrants as of December 31, 2001 are as follows:

	COST	UNREALIZED DEPRECIATION	FAIR VALUE
Warrants	$ 20,100	$ (20,100)	$ -

NOTE 6 - BAD DEBT EXPENSE

During the year ended December 31, 2001, the Company entered into four revenue earning contracts. The Company received partial payment on all contracts, and has determined the remaining balances to be uncollectible.

SUPPLEMENTARY FINANCIAL INFORMATION

MERCURY EQUITY GROUP, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:	
Total members' equity (Exhibit B)	$ 28,395
Nonallowable assets:	
Prepaid expenses	625
NET CAPITAL	$ 27,770
COMPUTATION OF NET CAPITAL REQUIREMENTS:	
Aggregate indebtedness - accrued expenses	$ 4,000
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 22,770
Ratio of aggregate indebtedness to net capital	.14 to 1

The above computation does not differ materially from the computation of aggregate indebtedness and net capital prepared by the Company and included in its unaudited Part IIA FOCUS report as of December 31, 2001.

The accompanying notes and independent auditors' report should be read in conjunction with this supplementary schedule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
Mercury Equity Group, LLC
New York, New York

In planning and performing our audit of the financial statements of Mercury Equity Group, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Jericho, New York
February 4, 2002